Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER NATIONAL INSTRUMENT 51-102

Item 1.	Name and Address of Company

Great Panther Silver Limited (“Great Panther” or “the Company”)
800 – 333 Seymour Street
Vancouver, BC V6B 5A6

Date of Material Change

March 10, 2014

News Release

A news release with respect to this material change report was issued by Great Panther on March 10, 2014 through Marketwired and filed on the System for Electronic Document
Analysis and Retrieval.

Summary of Material Change

On March 10, 2014, Great Panther provided an update on developments at its Guanajuato Mine Complex in Mexico.

Item 5.	Full Description of Material Change

5.1 Full Description of Material Change

On March 10, 2014, Great Panther provided an update on developments at its Guanajuato Mine Complex in Mexico.

On March 9th, at around 2:00 pm PDT, approximately 60 people gained unauthorized entry to the Company’s main administration building and plant facility in Guanajuato and continue to illegally occupy the facilities. All employees and contractors are safe and accounted for, and are off site. There have been no reports of any violence. Mining, plant and administration services have been shut down until the situation is resolved. The authorities have been notified but have not yet taken action.

“First and foremost, we are thankful that our people are all off site and safe”, stated Robert Archer, President & CEO. “It appears that a few members of the mining cooperative who sold the mine to Great Panther in 2005, when they were facing bankruptcy, are behind this illegal occupation of our facilities. It is unknown at this time whether these members of the cooperative have been involved with recent activities of illegal miners. We will work with municipal, state and federal authorities to find a peaceful and expedient resolution to this situation, however, we are currently reviewing all options to regain custody of our facility and ensure the security of our operations and our people.”

The Company will keep the public informed as events unfold.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable

Item 8.	Executive Officer

Robert Archer
President & CEO
1-888-355-1766

Item 9.	Date of Report

March 17, 2014.